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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-C

                    REPORT BY ISSUER OF SECURITIES QUOTED ON
                      NASDAQ INTERDEALER QUOTATION SYSTEM


                     Filed pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934
                      and Rule 13a-17 or 15d-17 thereunder


                               RailAmerica, Inc.
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         (Exact name of small business issuer as specified in charter)


             301 Yamato Road, Suite 1190, Boca Raton, Florida 33431
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                    (Address of principal executive offices)


                                 (561) 994-6015
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                (Issuer's telephone number, including area code)


                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security:         Common Stock, par value $.001 per share
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2. Number of shares outstanding before the change:        4,625,910 shares
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3. Number of shares outstanding after the change:     5,875,910 shares
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4. Effective date of change:         See Item 5 below.
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5. Method of change:  Shares of Common Stock, par value $.001 per share, of
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   RailAmerica, Inc. issued in connection with a private placement transaction.
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      Description of Transaction:  Pursuant to Regulation D promulgated pursuant to the Securities Act of 1933, as amended, RailAmerica, Inc.
      (the "Company") has completed a private placement of 1,250,000 shares of Common Stock, par value $.001 per share ("Common Stock") at a purchase price per share of $3.60 (aggregate proceeds of $4.5 million) (the "Private Placement Offering"). Certain registration rights were granted to the subscribers to the Private Placement Offering pursuant to the Subscription Agreements dated September 30, 1996.

      First London Securities Corporation served as the exclusive placement agent in the Private Placement Offering and received the following compensation: (i) a placement fee equal to 5% of the gross proceeds raised; (ii) a nonaccountable expense fee equal to 1% of the gross proceeds raised; and (iii) warrants to purchase 125,000 shares of Common Stock at an exercise price of $4.60 per share.

                         II.  CHANGE IN NAME OF ISSUER

Not Applicable.







                                     RAILAMERICA, INC.



Date:  As of September 30, 1996      By:    /s/ Gary O. Marino
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                                        Gary O. Marino, Chairman of the Board
                                        and Chief Executive Officer



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